

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2011

Via E-mail
Mr. Mark A. McCollum
Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032

> **Re:** **Halliburton Company**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 17, 2011**
> **File No. 1-03492**

Dear Mr. McCollum:

We have reviewed your response letter filed August 2, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 6

1. We note your responses to comments 2 and 3 from our letter dated July 20, 2011 as well as your risk factor discussion at page 7 under "Certain matters relating to the Macondo well… and similar catastrophic events…" and page 15 under "The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on…the hydraulic fracturing process…." In light of the information you have provided in response to comment 2 regarding your procedures and historical experience with your hydraulic fracturing operations and comment 3 regarding your potential liability, please confirm that you believe your current risk factor disclosure addresses all your material risks and that there are no material operational and financial risks stemming from your fracking operations that require disclosure hereunder.

2.   If you believe that there are no specific material operational and financial risks stemming from your hydraulic fracturing operations, please consider disclosing the information from prior comments 2 and 3 to provide context for the absence of any such risk factor disclosure addressing the operational and financial risks stemming from your hydraulic fracturing operations, and to better explain your role in the hydraulic fracturing process. In this regard, we note that at present, your business discussion only lists in a summary fashion the services you provide under your two segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Eric C. Swanson
       Baker Botts L.L.P.